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                             August 14, 2023

       David Villarreal
       Chief Executive Officer
       Safe & Green Development Corp
       990 Biscayne Blvd
       #501, Office 12
       Miami, FL 33132

                                                        Re: Safe & Green
Development Corp
                                                            Amendment No. 5 to
Form 10-12B
                                                            Filed August 10,
2023
                                                            File No. 001-41581

       Dear David Villarreal:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment 5 to Form 10 filed August 10, 2023

       Unaudited Pro Forma Financial Statements, page 35

   1. Please expand your disclosure to include a more robust discussion of each adjustment made in your pro forma
financial statements. For example, we note your pro forma
                                                        statements of
operations and balance sheet include adjustments to reflect stock compensation expense
related to the issuance of RSUs. Please expand your disclosure to include a discussion of
when the RSUs were issued, the vesting terms, the fair value and the amortization period
as applicable. Additionally, for any net adjustments reflected in your pro forma
financial statements, please disclose the disaggregated gross amount of each adjustment in the
appropriate footnote.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Villarreal
Safe & Green Development Corp
August 14, 2023
Page 2

       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Villarreal
                                                          Division of
Corporation Finance
Comapany NameSafe & Green Development Corp
                                                          Office of Real Estate
& Construction
August 14, 2023 Page 2
cc:       Leslie Marlow, Esq.
FirstName LastName